Mail Stop 3561

      							September 22, 2005


Via U.S. Mail and Fax (978-988-0659)
John B. Bartlett
Chief Financial Officer
UniFirst Corporation
68 Jonspin Road
Wilmington, MA  01887

	Re:	UniFirst Corporation
		Form 10-K/A for the fiscal year ended August 28, 2004
		Filed July 28, 2005
File No. 001-08504


Dear Mr. Bartlett:

We have reviewed your supplemental response letter dated August
22,
2005 as well as the above referenced filing and have the following comments. As noted in our comment letter dated February 18, 2005, we have limited our review to your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form10-K/A for the fiscal year ended August 28, 2004

Item 9A Controls and Procedures

1. In light of the fact that you restated the financial statements for the period ending August 28, 2004, we believe the principal executive and principal financial officers need to re-evaluate their original conclusions surrounding the effectiveness of their disclosure controls and procedures (DCP) as of the end of the period covered by the original report. At a minimum, we expect disclosure explaining that Company`s management continues to believe the DCP were effective and why the principal executive and principal financial officers continue to believe the DCP were effective, after considering the fact that the financial statements were required to be restated. In addition, if applicable, the company should disclose pursuant to Item 308(c) of Regulation S-K and Exchange Act Rule 12b-
20 what has been done to correct the internal control problems.



*    *    *    *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Joe Cascarano, Staff Accountant, at (202)
551-
3376 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director



John B. Bartlett
UniFirst Corporation
September 22, 2005
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